Exhibit 99.2

Deutsche Bank

Financial Data Supplement 2015

Based on 1Q2016 segment structure

FY15 Financial Data Supplement

Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

All segment figures reflect segment composition as of

31 March 2016.

Deutsche Bank consolidated

Financial summary    2

Consolidated Statement of Income    3

Net revenues    4

Segment detail

Global Markets    5

Corporate & Investment Banking    6

Private, Wealth & Commercial Clients    7

Deutsche Asset Management    8

Postbank    9

Non-Core Operations Unit    10

Consolidation & Adjustments    11

Risk and capital

Credit risk    12

Regulatory capital and market risk    13

Consolidated Balance Sheet

Assets    14

Liabilities and total equity    15

Leverage ratio measures    16

Non-GAAP financial measures    17

Definition of certain financial measures    18

Footnotes    19

Deutsche Bank FY15 Financial Data Supplement (1Q16 Segmental Structure) financial transparency.

Financial summary

	FY2014	1Q2015	2Q2015	3Q2015	4Q2015	FY2015
Key financial information						
Fully loaded CRR/CRD4 Leverage Ratio in %[1]	3.5 %	3.4 %	3.6 %	3.6 %	3.5 %	3.5 %
CRR/CRD4 leverage exposure, in EUR bn.[1]	1,445	1,549	1,461	1,420	1,395	1,395
Common Equity Tier 1 capital ratio[3,4,5]	11.7 %	11.1 %	11.4 %	11.5 %	11.1 %	11.1 %
Risk-weighted assets, in EUR bn.[4,5]	394	431	416	408	397	397
Post-tax return on average shareholders' equity[3]	2.7 %	3.1 %	4.4 %	(34.8) %	(13.2) %	(9.8) %
Post-tax return on average tangible shareholders' equity[3,6]	3.5 %	3.9 %	5.7 %	(43.9) %	(15.7) %	(12.3) %
Cost/income ratio[3]	86.7 %	83.6 %	85.0 %	180.4 %	135.0 %	115.3 %
Compensation ratio[3]	39.2 %	33.1 %	37.6 %	45.1 %	46.7 %	39.7 %
Noncompensation ratio[3]	47.5 %	50.6 %	47.4 %	135.3 %	88.3 %	75.7 %
Total net revenues, in EUR m.	31,949	10,376	9,177	7,330	6,642	33,525
Provision for credit losses, in EUR m.	1,134	218	151	207	380	956
Total noninterest expenses, in EUR m.	27,699	8,678	7,798	13,224	8,967	38,667
Income (loss) before income taxes, in EUR m.	3,116	1,479	1,228	(6,101)	(2,704)	(6,097)
Net income (loss), in EUR m.	1,691	559	818	(6,024)	(2,125)	(6,772)
Total assets, in EUR bn.[4]	1,709	1,955	1,694	1,719	1,629	1,629
Shareholders' equity, in EUR bn.[4]	68	73	71	64	63	63
Basic earnings per share	€ 1.34	€ 0.39	€ 0.41	€ (4.35)	€ (1.53)	€ (5.06)
Diluted earnings per share[7]	€ 1.31	€ 0.38	€ 0.40	€ (4.35)	€ (1.53)	€ (5.06)
Book value per basic share outstanding[3]	€ 49.32	€ 52.67	€ 50.64	€ 46.16	€ 45.16	€ 45.16
Tangible book value per basic share outstanding[3]	€ 38.53	€ 41.26	€ 39.42	€ 38.99	€ 37.90	€ 37.90
Other Information						
Branches[4]	2,814	2,807	2,796	2,792	2,790	2,790
thereof: in Germany	1,845	1,842	1,833	1,829	1,827	1,827
Employees (full-time equivalent)[4]	98,138	98,615	98,647	100,407	101,104	101,104
thereof: in Germany	45,392	45,803	45,807	45,921	45,757	45,757
Share price at period end[8]	€ 24.99	€ 32.36	€ 26.95	€ 24.07	€ 22.53	€ 22.53
Share price high[8]	€ 38.15	€ 32.90	€ 33.42	€ 32.31	€ 27.98	€ 33.42
Share price low[8]	€ 22.66	€ 23.48	€ 26.60	€ 22.95	€ 20.69	€ 20.69
Long-term rating:[4]						
Moody's Investors Service	A3	A3	A3	A3	A3	A3
Standard & Poor's	A	A	BBB+	BBB+	BBB+	BBB+
Fitch Ratings	A+	A+	A	A	A-	A-
DBRS Ratings[9]	-	A (high)	A (high)	A	A	A

For footnotes please refer to page 19.

Deutsche Bank FY15 Financial Data Supplement (1Q16 Segmental Structure) financial transparency. 2

Consolidated Statement of Income

(In EUR m.)    FY2014 1Q20152Q20153Q20154Q2015FY2015

Interest and similar income    25,001 6,4576,9366,6615,91325,967

Interest expense    10,729 2,2472,8152,9682,05610,086

Net interest income    14,272 4,2104,1223,6933,85715,881

Provision for credit losses    1,134 218151207380956

Net interest income after provision for credit losses    13,138 3,9923,9713,4863,47714,925

Commissions and fee income    12,409 3,263103,4643,1082,93012,765

Net gains (losses) on financial assets/liabilities at fair value through

profit or loss    4,299 2,146101,433700(437)3,842

Net gains (losses) on financial assets available for sale    242 1855259(93)203

Net income (loss) from equity method investments    619 201220(542)286164

Other income (loss)    108 370(114)312101669

Total noninterest income    17,677 6,1665,0563,6372,78517,644

Compensation and benefits    12,512 3,4333,4473,3093,10413,293

General and administrative expenses    14,654 5,0694,3354,1715,05618,632

Policyholder benefits and claims    289 15310(29)122256

Impairment of goodwill and other intangible assets    111 005,77065,776

Restructuring activities    133 2362678710

Total noninterest expenses    27,699 8,6787,79813,2248,96738,667

Income (loss) before income taxes    3,116 1,4791,228(6,101)(2,704)(6,097)

Income tax expense (benefit)    1,425 920410(77)(579)675

Net income (loss)    1,691 559818(6,024)(2,125)(6,772)

Net income attributable to noncontrolling interests    28 1622(12)(5)21

Net income attributable to Deutsche Bank shareholders and additional

equity components    1,663 544796(6,013)(2,120)(6,794)

Memo:

Basic shares outstanding (average), in m.    1,241.9 1,384.71,396.71,383.31,386.81,387.9

Diluted shares outstanding (average), in m.    1,269.5 1,417.41,420.61,383.31,386.81,387.9

Cost/income ratio3    86.7% 83.6%85.0%180.4%135.0%115.3%

Compensation ratio3    39.2% 33.1%37.6%45.1%46.7%39.7%

Noncompensation ratio3    47.5% 50.6%47.4%135.3%88.3%75.7%

For footnotes please refer to page 19.

Deutsche Bank FY15 Financial Data Supplement (1Q16 Segmental Structure) financial transparency.

Net revenues - Segment view[11]

(In EUR m., unless stated otherwise)	FY2014	1Q2015	2Q2015	3Q2015	4Q2015	FY2015
Global Markets:						
Sales & Trading (equity)	2,966	1,027	969	588	526	3,111
Sales & Trading (debt and other products)	7,550	2,905	2,232	1,821	1,240	8,198
Sales & Trading	10,516	3,933	3,201	2,410	1,766	11,309
Other	(620)	(334)	60	(126)	(311)	(710)
Total Global Markets	9,896	3,598	3,261	2,284	1,455	10,599
Corporate & Investment Banking:						
Trade Finance & Cash Management Corporates	2,614	702	677	708	720	2,807
Institutional Cash & Securities Services	1,608	435	467	477	488	1,868
Equity Origination	761	204	254	78	122	658
Debt Origination	1,569	437	468	375	187	1,466
Advisory	578	145	145	181	116	586
Loan products and Other	534	211	143	169	136	660
Total Corporate & Investment Bank	7,663	2,135	2,153	1,987	1,769	8,045
Private, Wealth & Commercial Clients:						
Private & Commercial Clients	5,591	1,429	1,393	1,454	1,312	5,588
Wealth Management	1,862	539	555	500	507	2,102
Hua Xia	423	124	143	(504)	62	(175)
Total Private, Wealth & Commercial Clients	7,877	2,092	2,091	1,450	1,882	7,514
Asset Management:						
Management Fees	1,989	580	595	583	587	2,345
Performance & Transaction Fees	220	47	74	38	113	271
Other Revenues	341	36	190	125	82	433
Mark-to-market movements on policyholder positions in Abbey Life	291	176	1	(47)	127	258
Total Asset Management	2,842	840	860	698	909	3,307
Postbank:						
Current Accounts	1,235	291	285	284	276	1,135
Loans	1,027	306	304	321	303	1,234
Savings	940	235	230	230	222	917
Investment & Insurance Products	86	28	20	20	16	83
Postal	416	61	61	60	65	247
NCOU	(317)	(59)	(22)	(67)	(244)	(393)
Other	(150)	(3)	(75)	(12)	(22)	(112)
Total Postbank	3,238	858	803	837	615	3,112
Non-Core Operations Unit	489	395	223	236	(60)	794
Consolidation & Adjustments	(55)	458	(214)	(162)	72	154
Net revenues	31,949	10,376	9,177	7,330	6,642	33,525

For footnotes please refer to page 19.

Deutsche Bank FY15 Financial Data Supplement (1Q16 Segmental Structure) financial transparency. 4

Global Markets

(In EUR m., unless stated otherwise)    FY2014 1Q20152Q20153Q20154Q2015FY2015

Sales & Trading (equity)    2,966 1,0279695885263,111

Sales & Trading (debt and other products)    7,550 2,9052,2321,8211,2408,198

Sales & Trading    10,516 3,9333,2012,4101,76611,309

Other    (620) (334)60(126)(311)(710)

Total net revenues    9,896 3,5983,2612,2841,45510,599

Provision for credit losses    27 1504350

Compensation and benefits    2,256 6486165514702,285

General and administrative expenses    5,746 2,9291,5892,2081,8408,567

Policyholder benefits and claims    0 00000

Impairment of goodwill and other intangible assets    0 001,568(0)1,568

Restructuring activities    92 20226488

Total noninterest expenses    8,094 3,5972,2074,3292,37412,508

Noncontrolling interests    25 1622(13)026

Income (loss) before income taxes    1,750 (16)1,027(2,033)(963)(1,984)

Resources

Employees (front office full-time equivalent, at

period end)    4,983 4,8654,7854,8574,8284,828

Total employees (full-time equivalent, at

period end)12    21,944 22,00722,04722,76823,13123,131

Assets (at period end)13    1,185,015 1,403,2971,151,3551,186,4631,116,1481,116,148

Risk-weighted assets (at period end)5    144,712 178,581165,677166,632160,376160,376

CRR/CRD4 leverage exposure (at period end)1,2    746,412 832,563756,751717,831723,956723,956

Average shareholders’ equity    20,281 22,94025,59924,98324,13324,418

Efficiency Ratios3

Cost/income ratio    81.8% 100.0%67.7%189.5%163.1%118.0%

Post-tax return on average shareholders’ equity    5.6% (0.2) %10.4%(21.0) %(10.3) %(5.2) %

Post-tax return on average tangible shareholders’ equity    6.2% (0.2) %11.4%(23.9) %(11.2) %(5.8) %

For footnotes please refer to page 19.

Deutsche Bank FY15 Financial Data Supplement (1Q16 Segmental Structure) financial transparency. 5

Corporate & Investment Banking

(In EUR m., unless stated otherwise)    FY2014 1Q20152Q20153Q20154Q2015FY2015

Trade Finance & Cash Management Corporates    2,614 7026777087202,807

Institutional Cash & Securities Services    1,608 4354674774881,868

Equity Origination    761 20425478122658

Debt Origination    1,569 4374683751871,466

Advisory    578 145145181116586

Loan products & Other    534 211143169136660

Total net revenues    7,663 2,1352,1531,9871,7698,045

Provision for credit losses    232 503990163342

Compensation and benefits    2,067 5635785324432,115

General and administrative expenses    3,028 7989379528213,507

Policyholder benefits and claims    0 00000

Impairment of goodwill and other intangible assets    0 006000600

Restructuring activities    29 2313239

Total noninterest expenses    5,124 1,3631,5182,0851,2956,261

Noncontrolling interests    1 (0)(0)000

Income (loss) before income taxes    2,307 722596(187)3111,442

Resources

Employees (front office full-time equivalent, at

period end)    7,235 7,1597,0967,2807,3057,305

Total employees (full-time equivalent, at

period end)12    15,576 15,58915,58516,08816,30616,306

Assets (at period end)13    130,634 150,677142,562139,238123,809123,809

Risk-weighted assets (at period end)5    73,692 86,24587,51687,83986,08786,087

CRR/CRD4 leverage exposure (at period end)1,2    248,828 272,613268,892293,153276,732276,732

Average shareholders’ equity    10,512 11,74612,86712,97312,34612,483

Efficiency Ratios3

Cost/income ratio    66.9% 63.8%70.5%104.9%73.2%77.8%

Post-tax return on average shareholders’ equity    14.3% 15.9%12.0%(3.7) %6.5%7.5%

Post-tax return on average tangible shareholders’ equity    15.9% 17.6%13.5%(4.3) %7.2%8.4%

For footnotes please refer to page 19.

Deutsche Bank FY15 Financial Data Supplement (1Q16 Segmental Structure) financial transparency.

Private, Wealth & Commercial Clients

(In EUR m., unless stated otherwise)    FY2014 1Q20152Q20153Q20154Q2015FY2015

Credit products    2,053 5405305435452,158

Deposit products    1,534 3433393263231,332

Investment & insurance prodiucts    1,219 3783353132831,309

Payments, cards & account products    591 145149150144587

Other products    194 243912217202

Total Private & Commercial Clients (PCC)    5,591 1,4291,3931,4541,3125,588

Net interest revenues    653 198202200216816

Management Fees14    731 198196177182752

Performance & Transaction Fees    462 14513811993494

Other revenues    17 (1)1951740

Total Wealth Management (WM)    1,862 5395555005072,102

Hua Xia    423 124143(504)62(175)

Total net revenues    7,877 2,0922,0911,4501,8827,514

Provision for credit losses    349 80745492300

Compensation and benefits    2,566 6516436405812,515

General and administrative expenses    3,887 9588958901,1373,880

Policyholder benefits and claims    0 00000

Impairment of goodwill and other intangible assets    0 001,00661,011

Restructuring activities    9 1(1)(1)587585

Total noninterest expenses    6,461 1,6091,5362,5362,3117,992

Noncontrolling interests    (0) 00(0)(0)(0)

Income (loss) before income taxes    1,066 403481(1,140)(522)(778)

Resources

Employees (front office full-time equivalent, at period end)    25,667 25,72525,73625,74825,66925,669

Total employees (full-time equivalent, at period end)12    35,130 35,28935,36835,74135,88135,881

Assets (at period end)13    165,468 172,500174,958175,338176,604176,604

Risk-weighted assets (at period end)5    46,567 48,96349,96449,97749,64549,645

CRR/CRD4 leverage exposure (at period end)1,2    172,212 178,923181,714186,985188,467188,467

Average shareholders’ equity    9,184 10,08710,72610,9549,59510,268

Invested Assets (at period end, in EUR bn.)    531 577565540550550

Net new money (in EUR bn.)    23 343(5)5

Efficiency Ratios3

Cost/income ratio    82.0% 76.9%73.5%174.9%122.8%106.4%

Post-tax return on average shareholders’ equity    7.5% 10.3%11.6%(26.9) %(14.1) %(4.9) %

Post-tax return on average tangible shareholders’ equity    9.8% 13.1%15.0%(36.0) %(17.9) %(6.3) %

For footnotes please refer to page 19.

Deutsche Bank FY15 Financial Data Supplement (1Q16 Segmental Structure) financial transparency. 7

Deutsche Asset Management

(In EUR m., unless stated otherwise)    FY2014 1Q20152Q20153Q20154Q2015FY2015

Management Fees    1,989 5805955835872,345

Performance & Transaction Fees    220 477438113271

Other Revenues    341 3619012582433

Mark-to-market movements on policyholder positions in

Abbey Life    291 1761(47)127258

Total net revenues    2,842 8408606989093,307

Provision for credit losses    (0) 001(0)1

Compensation and benefits    653 202195225184806

General and administrative expenses    1,212 3123313194301,392

Policyholder benefits and claims    289 15310(29)122256

Impairment of goodwill and other intangible assets    (83) 00000

Restructuring activities    (3) (0)(0)0(1)(2)

Total noninterest expenses    2,068 6675355157352,452

Noncontrolling interests    4 00(0)0(0)

Income (loss) before income taxes    770 173325182174854

Resources

Employees (front office full-time equivalent, at

period end)    2,724 2,6322,6182,7332,8152,815

Total employees (full-time equivalent, at

period end)12    5,569 5,5075,5135,7375,8855,885

Assets (at period end)13    38,047 41,62741,29539,80837,83337,833

Risk-weighted assets (at period end)5    8,383 10,0199,0928,53612,49112,491

CRR/CRD4 leverage exposure (at period end)1    14,680 16,10917,20616,13817,29517,295

Average shareholders’ equity    5,516 5,9286,1456,0766,2426,101

Gross Margin (in bps)15    37.3 33.943.138.439.738.8

Net Margin (in bps)16    11.3 8.816.39.48.910.9

Invested assets (at period end, in EUR bn.)    722 807788757777777

Net new money (in EUR bn.)    27 1511(4)(5)18

Efficiency Ratios3

Cost/income ratio    72.8% 79.4%62.2%73.8%80.8%74.2%

Post-tax return on average shareholders’ equity    9.1% 7.5%13.7%7.8%7.2%9.0%

Post-tax return on average tangible shareholders’ equity    48.6% 36.9%64.5%38.6%32.5%42.6%

For footnotes please refer to page 19.

Deutsche Bank FY15 Financial Data Supplement (1Q16 Segmental Structure) financial transparency. 8

Postbank

(In EUR m., unless stated otherwise)    FY2014 1Q20152Q20153Q20154Q2015FY2015

Current Accounts    1,235 2912852842761,135

Loans    1,027 3063043213031,234

Savings    940 235230230222917

Investment & Insurance Products    86 2820201683

Postal    416 61616065247

NCOU    (317) (59)(22)(67)(244)(393)

Other    (150) (3)(75)(12)(22)(112)

Total net revenues    3,238 8588038376153,112

Provision for credit losses    274 57266464211

Compensation and benefits    1,344 3383393294191,425

General and administrative expenses    1,743 3503503324441,475

Policyholder benefits and claims    0 00000

Impairment of goodwill and other intangible assets    0 002,59702,597

Restructuring activities    0 00000

Total noninterest expenses    3,087 6886883,2588635,497

Noncontrolling interests    1 00001

Income (loss) before income taxes    (123) 11388(2,486)(312)(2,596)

Resources

Employees (full-time equivalent, at period end)    18,711 19,01018,93518,84318,65918,659

Assets (at period end)13    141,157 140,036140,439135,404136,061136,061

Risk-weighted assets (at period end)5    42,843 41,28141,78742,42343,24243,242

CRR/CRD4 leverage exposure (at period end)1    144,051 143,012143,715140,862141,370141,370

Average shareholders’ equity    8,134 8,6598,3958,1836,2677,798

Invested Assets (at period end, in EUR bn.)    77 7776757575

Net new money (in EUR bn.)    (3) (1)(1)(1)(1)(2)

Efficiency Ratios3

Cost/income ratio    95.3% 80.2%85.7 %N/M140.2%176.6%

Post-tax return on average shareholders’ equity    (1.0) % 3.4%2.7%(78.5) %(12.8) %(21.5) %

Post-tax return on average tangible shareholders’ equity    (1.5) % 5.0%4.1%(121.0) %(15.1) %(30.2) %

For footnotes please refer to page 19.

Deutsche Bank FY15 Financial Data Supplement (1Q16 Segmental Structure) financial transparency. 9

Non-Core Operations Unit

(In EUR m., unless stated otherwise)    FY2014 1Q20152Q20153Q20154Q2015FY2015

Total net revenues    489 395223236(60)794

Provision for credit losses    251 296(0)1751

Compensation and benefits    94 3019172086

General and administrative expenses    2,366 6541,0664107912,922

Policyholder benefits and claims    0 00000

Impairment of goodwill and other intangible assets    194 00000

Restructuring activities    4 03(0)(4)(1)

Total noninterest expenses    2,659 6841,0884278083,006

Noncontrolling interests    (2) 0(0)1(0)1

Income (loss) before income taxes    (2,419) (318)(870)(192)(885)(2,265)

Resources

Employees (front office full-time equivalent, at

period end)    186 182162153141141

Total employees (full-time equivalent, at

period end)12    1,207 1,2141,2011,2311,2431,243

Assets (at period end)13    33,936 33,83430,09029,05423,00723,007

Risk-weighted assets (at period end)5    56,899 44,71642,26939,83132,89632,896

CRR/CRD4 leverage exposure (at period end)1    85,673 75,18863,38454,55336,55336,553

Average shareholders’ equity    7,724 8,4846,8065,8915,7426,755

For footnotes please refer to page 19.

Deutsche Bank FY15 Financial Data Supplement (1Q16 Segmental Structure) financial transparency. 10

Consolidation & Adjustments

(In EUR m., unless stated otherwise)    FY2014 1Q20152Q20153Q20154Q2015FY2015

Total net revenues    (55) 458(214)(162)72154

Provision for credit losses    1 11(1)11

Compensation and benefits    3,532 1,0021,0571,0159874,061

General and administrative expenses    (3,327) (931)(832)(941)(407)(3,111)

Policyholder benefits and claims    0 00000

Impairment of goodwill and other intangible assets    0 00000

Restructuring activities    1 (0)(0)(1)10

Total noninterest expenses    207 7022573581950

Noncontrolling interests    (28) (16)(22)12(1)(27)

Income (loss) before income taxes    (235) 402(418)(246)(509)(770)

Resources

Employees (full-time equivalent, at period end)    38,632 39,04339,31640,79441,68741,687

Assets (at period end)13    14,447 13,49313,47614,07015,66815,668

Risk-weighted assets (at period end)5    20,872 21,58319,47512,38711,97811,978

CRR/CRD4 leverage exposure (at period end)1    33,325 30,56029,37310,75510,81510,815

Average shareholders’ equity    7,000 3,3091,327(27)(27)1,232

For footnotes please refer to page 19.

Deutsche Bank FY15 Financial Data Supplement (1Q16 Segmental Structure) financial transparency. 11

Credit risk

(In EUR m., unless stated otherwise)    FY2014 1Q20152Q20153Q20154Q2015FY2015

Allowance for loan losses

Balance, beginning of period    5,589 5,2125,3155,0394,8975,212

Provision for loan losses    1,129 211133169370883

Net charge-offs    (1,509) (202)(347)(305)(240)(1,094)

Charge-offs    (1,650) (233)(404)(346)(272)(1,255)

Recoveries    141 31574032160

Changes in the group of consolidated companies    0 00000

Exchange rate changes/other    3 94(62)(5)128

Balance, end of period    5,212 5,3155,0394,8975,0285,028

Allowance for off-balance sheet positions

Balance, beginning of period    216 226249263300226

Provision for off-balance sheet positions    4 718381073

Usage    0 00000

Changes in the group of consolidated companies    0 00000

Exchange rate changes    6 15(4)(2)311

Balance, end of period    226 249263300312311

Provision for credit losses17    1,134 218151207380956

Impaired loans (at period end)

Total impaired loans (at period end)    9,350 9,3638,6548,1138,1518,151

Impaired loan coverage ratio18    56% 57%58%60%62%62%

Loans

Total loans    410,825 433,863430,057433,234432,777432,777

Deduct

Allowance for loan losses    5,212 5,3155,0394,8975,0285,028

Total loans net    405,612 428,548425,019428,337427,749427,749

Memo:

Net charge offs / average loans    (0.4)% 0.0%(0.1)%(0.1)%(0.1)%(0.3)%

For footnotes please refer to page 19.

Deutsche Bank FY15 Financial Data Supplement (1Q16 Segmental Structure) financial transparency. 12

Regulatory capital and market risk

(In EUR m., unless stated otherwise)	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015
Regulatory capital	CRR/CRD 4 fully loaded	CRR/CRD 4 fully loaded	CRR/CRD 4 fully loaded	CRR/CRD 4 fully loaded	CRR/CRD 4 fully loaded
Common Equity Tier 1 capital	46,076	47,843	47,361	46,918	44,101
Tier 1 capital	50,695	52,507	51,912	51,469	48,651
Tier 2 capital	12,377	11,151	12,399	12,276	12,325
Available Tier 3 capital	0	0	0	0	0
Total capital	**63,072**	**63,658**	**64,311**	**63,745**	**60,976**
Risk-weighted assets and capital adequacy ratios	CRR/CRD 4 fully loaded	CRR/CRD 4 fully loaded	CRR/CRD 4 fully loaded	CRR/CRD 4 fully loaded	CRR/CRD 4 fully loaded
Risk-weighted assets	393,969	431,390	415,780	407,626	396,714
Common Equity Tier 1 capital ratio	11.7 %	11.1 %	11.4 %	11.5 %	11.1 %
Tier 1 capital ratio	12.9 %	12.2 %	12.5 %	12.6 %	12.3 %
Total capital ratio	16.0 %	14.8 %	15.5 %	15.6 %	15.4 %
Regulatory capital	CRR/CRD 4 phase-in	CRR/CRD 4 phase-in	CRR/CRD 4 phase-in	CRR/CRD 4 phase-in	CRR/CRD 4 phase-in
Common Equity Tier 1 capital	60,103	59,728	59,094	54,632	52,429
Tier 1 capital	63,898	62,983	62,200	61,318	58,222
Tier 2 capital	4,395	5,184	6,632	6,731	6,299
Available Tier 3 capital	0	0	0	0	0
Total capital	**68,293**	**68,167**	**68,832**	**68,049**	**64,522**
Risk-weighted assets and capital adequacy ratios	CRR/CRD 4 phase-in	CRR/CRD 4 phase-in	CRR/CRD 4 phase-in	CRR/CRD 4 phase-in	CRR/CRD 4 phase-in
Risk-weighted assets	396,648	432,142	416,594	407,860	397,382
Common Equity Tier 1 capital ratio	15.2 %	13.8 %	14.2 %	13.4 %	13.2 %
Tier 1 capital ratio	16.1 %	14.6 %	14.9 %	15.0 %	14.7 %
Total capital ratio	17.2 %	15.8 %	16.5 %	16.7 %	16.2 %

For footnotes please refer to page 19.

Deutsche Bank FY15 Financial Data Supplement (1Q16 Segmental Structure) financial transparency. 13

Consolidated Balance Sheet—Assets

(In EUR m., unless stated otherwise)    Dec 31, 2014 Mar 31, 2015Jun 30, 2015Sep 30, 2015Dec 31, 2015

Assets:

Cash and central bank balances    74,482 82,77780,49991,22196,940

Interbank balances without central banks    9,090 9,5279,52311,34112,842

Central bank funds sold and securities purchased under

resale agreements    17,796 23,39327,78523,72022,456

Securities borrowed    25,834 34,51528,59333,10933,557

Trading assets    195,681 212,185206,382196,998196,035

Positive market values from derivative financial

instruments    629,958 746,084539,665571,611515,594

Financial assets designated at fair value through profit

or loss    117,285 125,810115,655113,098109,253

Total financial assets at fair value through profit or loss    942,924 1,084,079861,702881,707820,883

Financial assets available for sale    64,297 72,33671,76871,08873,583

Equity method investments    4,143 4,9164,9504,0821,013

Loans, net    405,612 428,548425,019428,337427,749

Property and equipment    2,909 2,9142,8912,8942,846

Goodwill and other intangible assets    14,951 15,80215,6899,93210,078

Other assets    137,980 187,558157,432153,544118,137

Income tax assets    8,684 9,1008,3248,3989,046

Total assets    1,708,703 1,955,4651,694,1761,719,3741,629,130

Deutsche Bank FY15 Financial Data Supplement (1Q16 Segmental Structure) financial transparency. 14

Consolidated Balance Sheet—Liabilities and total equity

(In EUR m., unless stated otherwise)    Dec 31, 2014 Mar 31, 2015Jun 30, 2015Sep 30, 2015Dec 31, 2015

Liabilities and equity:

Non-interest bearing deposits    160,733 176,660184,605190,917192,010

Demand deposits    144,172 157,304161,125159,961153,559

Time deposits    124,347 135,934126,834121,130124,196

Savings deposits    103,679 103,024100,67298,21597,210

Interest-bearing deposits    372,198 396,262388,630379,306374,964

Deposits    532,931 572,921573,236570,223566,974

Central bank funds purchased and securities sold under repurchase agreements    10,887 17,0787,9177,0869,803

Securities loaned    2,339 2,8162,9793,3443,270

Trading liabilities    41,843 54,23150,66455,99552,304

Negative market values from derivative financial instruments    610,202 724,120513,442544,440494,076

Financial liabilities designated at fair value through profit or loss    37,131 41,34041,89438,68744,852

Investment contract liabilities    8,523 9,6549,3598,2688,522

Financial liabilities at fair value through profit or loss    697,699 829,345615,359647,390599,754

Other short-term borrowings    42,931 39,26032,54330,19428,010

Other liabilities    183,823 238,723209,090213,437175,005

Provisions    6,677 8,8247,4068,1229,207

Income tax liabilities    2,783 3,0682,7032,5812,445

Long-term debt    144,837 157,519160,255161,187160,016

Trust preferred securities    10,573 7,9796,9526,9317,020

Obligation to purchase common shares    0 0000

Total liabilities    1,635,481 1,877,5331,618,4401,650,4951,561,506

Common shares, no par value, nominal value of € 2.56    3,531 3,5313,5313,5313,531

Additional paid-in capital    33,626 33,60733,80533,44733,572

Retained earnings    29,279 29,86329,18523,17021,182

Common shares in treasury, at cost    (8) (12)(9)(30)(10)

Equity classified as obligation to purchase common shares    0 0000

Accumulated other comprehensive income (loss), net of tax19    1,923 5,9894,2493,8314,404

Total shareholders’ equity    68,351 72,97970,76263,94962,678

Additional equity components20    4,619 4,6654,6754,6744,675

Noncontrolling interests    253 288300256270

Total equity    73,223 77,93275,73668,87967,624

Total liabilities and equity    1,708,703 1,955,4651,694,1761,719,3741,629,130

For footnotes please refer to page 19.

Deutsche Bank FY15 Financial Data Supplement (1Q16 Segmental Structure) financial transparency. 15

Leverage ratio measures

(In EUR bn., unless stated otherwise)    Dec 31, 2014 Mar 31, 2015Jun 30, 2015Sep 30, 2015Dec 31, 2015

Total assets    1,709 1,9551,6941,7191,629

Changes from IFRS to CRR/CRD41    (264) (407)(233)(299)(234)

Derivatives netting1    (562) (668)(480)(508)(460)

Derivatives add-on1    221 227198177166

Written credit derivatives1    65 58454230

Securities Financing Transactions 1    16 20212225

Off-balance sheet exposure after application of credit

conversion factors1    127 134131109109

Consolidation, regulatory and other adjustments 1    (131) (177)(148)(140)(104)

CRR/CRD4 leverage exposure measure (spot value at

reporting date)1    1,445 1,5491,4611,4201,395

Total equity    73.2 77.975.768.967.6

Fully Loaded CRR/CRD4 Tier 1 capital5    50.7 52.551.951.548.7

Fully loaded CRR/CRD4 Leverage Ratio in % 1    3.5 3.43.63.63.5

For footnotes please refer to page 19.

Deutsche Bank FY15 Financial Data Supplement (1Q16 Segmental Structure) financial transparency. 16

Non-GAAP financial measures

(In EUR m., unless stated otherwise)    FY2014 1Q20152Q20153Q20154Q2015FY2015

Average shareholders’ equity    61,410 71,15371,86569,03464,29869,055

Post-tax return on equity21

Post-tax return on average shareholders’ equity    2.7% 3.1%4.4%(34.8)%(13.2)%(9.8)%

Shareholders’ equity / Tangible shareholders’ equity

Total shareholders’ equity    68,351 72,97970,76263,94962,67862,678

Less:

Goodwill and other intangible assets    14,951 15,80215,6899,93210,07810,078

Tangible shareholders’ equity (Tangible book value)    53,400 57,17755,07354,01652,60052,600

Average shareholders’ equity / Average tangible

shareholders’ equity

Average shareholders’ equity    61,410 71,15371,86569,03464,29869,055

Add (deduct):

Average goodwill and other intangible assets    (14,299) (15,462)(15,697)(14,268)(10,132)(13,909)

Average tangible shareholders’ equity    47,111 55,69156,16854,76654,16655,146

Post-tax return on average tangible shareholders’ equity 21    3.5% 3.9%5.7%(43.9)%(15.7)%(12.3)%

For footnotes please refer to page 19.

Deutsche Bank FY15 Financial Data Supplement (1Q16 Segmental Structure) financial transparency. 17

Definition of certain financial measures

Profitability ratios

The post-tax return on average shareholders’ equity and average tangible shareholders’ equity, at the Group level reflects the reported effective tax rate for the Group, which was 21 % for the three months ended December 31, 2015. The tax rate was (11) % for the year ended December 31, 2015, and 46 % for the prior year’s comparative period. For the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the applied tax rate was 35 % for all presented periods.

Post-tax return on average shareholders’ equity: Net income (loss) attributable to Deutsche Bank shareholders (annualized), which is defined as Net income (loss) excluding post-tax income (loss) attributable to noncontrolling interests as a percentage of average shareholders’ equity.

Post-tax return on average tangible shareholders’ equity: Post-tax return on average tangible shareholders’ equity is calculated as net income (loss) attributable to Deutsche Bank shareholders as a percentage of average tangible shareholders’ equity. Net income (loss) attributable to Deutsche Bank shareholders is defined as net income (loss) excluding post-tax income (loss) attributable to noncontrolling interests. At the Group level, tangible shareholders’ equity is the shareholders’ equity per balance sheet excluding goodwill and other intangible assets. Tangible shareholders’ equity for the segments is calculated by deducting average goodwill and other intangible assets from average active equity as allocated to the segments.

Cost ratios

Cost/income ratio: Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income.

Compensation ratio: Compensation and benefits as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income.

Noncompensation ratio: Noncompensation noninterest expenses, which are defined as total noninterest expenses less compensation and benefits, as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income.

Other key ratios

Diluted earnings per share: Net income (loss) attributable to Deutsche Bank shareholders, which is defined as net income (loss) excluding noncontrolling interests, divided by the weighted-average number of diluted shares outstanding. Diluted earnings per share assume the conversion into common shares of outstanding securities or other contracts to issue common stock, such as share options, convertible debt, unvested deferred share awards and forward contracts.

Book value per basic share outstanding: Book value per basic share outstanding is defined as shareholders’ equity divided by the number of basic shares outstanding (both at period end).

Tangible book value per basic share outstanding: Tangible book value per basic share outstanding is defined as shareholders’ equity less goodwill and other intangible assets, divided by the number of basic shares outstanding (both at period-end).

Tier 1 capital ratio: Tier 1 capital, as a percentage of the risk-weighted assets for credit, market and operational risk.

Common Equity Tier 1 capital ratio: Common Equity Tier 1 capital, as a percentage of the risk-weighted assets for credit, market and operational risk. Fully loaded CRR/CRD4 Leverage Ratio: Tier 1 capital (CRR/CRD4 fully loaded), as a percentage of the CRR/CRD4 leverage ratio exposure measure.

Deutsche Bank FY15 Financial Data Supplement (1Q16 Segmental Structure) financial transparency. 18

Footnotes

1. Based on current CRR/CRD 4 rules (including amendments with regard to leverage ratio of Commission Delegated Regulation (EU) 2015/62 published in the Official Journal of the European Union on January 17, 2015).
2. Group neutral reallocation of Central Liquidity Reserves to business divisions implemented in 3Q15, majority re-allocated from GM to CIB and PWCC.
3. Definitions of ratios are provided on page 18 of this document.
4. At period end.
5. Regulatory capital amounts, risk weighted assets and capital ratios are based upon CRR/CRD 4 fully-loaded.
6. The reconciliation of average tangible shareholders' equity is provided on page 17 of this document.
7. Including numerator effect of assumed conversions.
8. Source for share price information: Bloomberg, based on XETRA; high and low based on intraday prices.
9. DBRS initiated rating coverage for Deutsche Bank on February 27, 2015.
10. Amount has been restated. € 349 million were reclassified from net gains (losses) on financial assets/liabilities at fair value through profit or loss to commissions and fee income.
11. Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss, net fee and commission income and remaining revenues.
12. Reflects front office employees and related Infrastructure employees (allocated on a pro forma basis).
13. Segment assets represent consolidated view, i.e. the amounts do not include intersegment balances (except for Central Liquidity Reserve implemented 3Q 15, Shorts Coverage, Liquidity Portfolio and Repack reallocations from GM to CIB, PWCC and NCOU, regarding assets consumed by other segments but managed by GM)
14. Management fees do also include other fees with recurring character.
15. Total net revenues excluding the revenue impact from Mark-to-market movements on policyholder benefits and claims (annualized) as a percentage of average invested assets.
16. Income (loss) before income taxes attributable to Deutsche Bank shareholders (annualized), which is defined as IBIT excluding pre-tax noncontrolling interests, as a percentage of average invested assets.
17. Includes provision for loan losses and provision for off-balance sheet positions.
18. Impaired loan coverage ratio: balance of the allowance for loan losses as a percentage of impaired loans (both at period end).
19. Excluding actuarial gains (losses) related to defined benefit plans, net of tax.
20. Includes Additional Tier 1 Notes, which constitute unsecured and subordinated notes of Deutsche Bank and are classified as equity in accordance with IFRS.
21. Based on Net income (loss) attributable to Deutsche Bank shareholders (Post-tax), definitions of ratios are provided on page 18 of this document.

Deutsche Bank FY15 Financial Data Supplement (1Q16 Segmental Structure) financial transparency. 19